Exhibit (d)(3)

CONFIDENTIAL

July 14, 2026

Via email only

Ultralife Corporation

Mr. Phil Fain

Chief Financial Officer

2000 Technology Parkway

Newark, NY 14513

Re: Indication of Interest

Dear Mr. Fain,

EnerSys (“EnerSys” or the “Acquirer”) is pleased to submit this letter expressing its formal interest in acquiring Ultralife Corporation (NASDAQ: ULBI) (“Ultralife,” the “Company,” or the “Target”). We have long respected Ultralife’s attractive portfolio of products and technologies, deep industry expertise, and demonstrated record of innovation. We believe there is a compelling strategic and cultural fit between our organizations, and that a combination with EnerSys would provide Ultralife with a strong platform for continued growth, supporting the continued success of its business, advancing its technology and customer relationships, and creating meaningful opportunities for its employees.

To facilitate a constructive dialogue and provide a basis for further substantive discussions, we are pleased to set forth in this letter a non-binding indication of interest (this “Indication of Interest”) for the acquisition of 100% of the outstanding shares of common stockjnclusive of all employee stock awards granted under your 2014 Long-Term Incentive Plan and 2024 Long-Term Incentive Plan (collectively, the “Plan”) that become fully and non-forfeitability exercisable concurrent with a Change in Control (as that term is defined in the Plan) of Ultralife (the “Business Combination”). In this Indication of Interest, EnerSys and Ultralife are referred to individually as a “Party” and collectively as the “Parties.”

Background on EnerSys

EnerSys is a global leader in advanced energy storage and power systems for mission-critical applications. With more than a century of battery expertise, EnerSys delivers integrated solutions that combine energy storage technologies, power electronics, software-enabled intelligence, technical expertise, and comprehensive global customer support. The EnerSys portfolio includes trusted brands such as Bren-Tronics®, NexSys®, Odyssey®, and RebelTM, serving customers across communications networks, warehouse and logistics, defense, transportation, industrial, and data center markets.

Today, EnerSys has more than 10,000 employees serving over 10,000 customers across 100 countries. EnerSys reported record net sales of $3.8 billion for fiscal year ending March 31, 2026 and currently has a market capitalization of approximately $8.0 billion.

We believe EnerSys would be a highly attractive strategic partner for Ultralife, its management team, and its employees. We see a strong cultural alignment between the two organizations, with both companies emphasizing innovation, operational excellence, customer commitment, and collaboration. EnerSys has a demonstrated track record of successfully integrating acquired businesses while continuing to invest in their people, technologies, customer relationships, and long-term growth within a broader global platform.

Strategic Rationale

Through our evaluation of Ultralife’s public disclosures to date, we have developed a strong appreciation for Ultralife’s differentiated technologies, mission-critical product portfolio, and the impressive capabilities developed by its team. This view has been reinforced by members of our leadership team who previously worked at Ultralife and understand the business firsthand We believe Ultralife is highly complementary to EnerSys and that a combination would create a compelling platform for continued innovation, customer support, and growth. Together, we believe EnerSys and Ultralife would be well positioned to:

•	Establish a comprehensive portfolio of integrated, mission-critical power solutions by combining complementary products, engineering capabilities, and application-specific design expertise;

•

Create a broader single-source power partner for defense customers, with expanded platform coverage, deeper program relationships, and enhanced offerings across existing and emerging defense applications;

•	Strengthen a differentiated technology position in high-performance primary lithium battery solutions;

•	Increase exposure to high-growth, well-funded defense priorities where reliable, ruggedized, and mission-critical power solutions are increasingly essential;

•	Deepen the combined company’s relationships with the U.S. Department of War and other allied defense customers across a broader mission-critical power portfolio; and

•	Reinforce a resilient, U.S.-aligned defense supply chain for critical battery and power solutions.

The proposed combination would build naturally on EnerSys’ acquisitions of Bren-Tronics and Rebel and further advance our position as a comprehensive provider of mission-critical power systems to the defense market. We believe the combination would create a stronger and more capable platform for customers while providing Ultralife with a committed strategic partner to support its technologies, customer relationships, and employees over the long term.

Terms of this Indication of Interest

Subject to completion of due diligence satisfactory to Acquirer, the negotiation of a definitive written agreement and plan of merger (the “Merger Agreement”) and related agreements (collectively, the “Definitive Agreements”) for the Business Combination satisfactory to the Parties, and the approval of Acquirer’s board of directors, and based on the information currently known to Acquirer, the following reflects certain proposed terms of the Business Combination:

1.	Basic Transaction

Subject to tax and corporate structuring and analysis, the Business Combination is proposed to be structured as either a one-step merger or two-step merger with a tender offer followed by a back-end merger of a wholly owned subsidiary of Acquirer with Target, with the merger subsidiary continuing as the surviving corporation and a wholly owned subsidiary of Acquirer.

2.	Effect of Merger and Merger Consideration

Subject to financial and other diligence, stockholders of Target are anticipated to receive as merger consideration per share amount in cash to be determined and set forth in the Merger Agreement(the “Offer”). This all-cash Offer will be negotiated and determined with the goal of providing Ultralife shareholders with attractive, immediate, and certain value that recognizes both the Company’s future performance potential and the value creation opportunities that we believe could be realized through a combination.

The Business Combination is not expected to be subject to a financing contingency. EnerSys has a strong balance sheet with significant liquidity and debt capacity, enabling us to expeditiously fund the entire Business Combination using a combination of cash and existing debt arrangements.

3.	Employees and Integration

We believe Ultralife’s employees will be integral to the long-term success of the combined company. EnerSys has a demonstrated history of supporting acquired businesses and providing their employees with meaningful leadership, development, and growth opportunities across our global organization. At the appropriate time, we would welcome the opportunity to discuss approaches to retaining key talent and thoughtfully integrating our respective teams in a manner that supports continuity, minimizes disruption, and positions the combined business for success. Our objective would be to ensure that Ultralife’s employees are supported and have the opportunity to continue developing and prospering within the EnerSys organization.

4.	Due Diligence

This Indication of Interest is based on publicly available information regarding Ultralife, as well as EnerSys’ knowledge of the broader industry. Given our significant M&A experience, we would expect to conduct a focused and efficient due diligence process designed to minimize the time and resources required of Ultralife’s management team. To that end, we would provide targeted data requests and seek a limited number of meetings with key members of Ultralife’s management team.

Our due diligence effort would be led by a limited group of senior executives from relevant business and functional areas with substantial acquisition experience. We have also engaged financial and legal advisors who are prepared to support us in connection with the Business Combination. EnerSys anticipates completing its due diligence review and negotiating definitive transaction documents within approximately 30 days following receipt of access to diligence materials and management meetings and, subject to satisfactory completion of due diligence and receipt of all required approvals, would target signing and closing the transaction as promptly as reasonably practicable thereafter.

5.	Representations and Warranties; Covenants; and Closing Conditions

The Merger Agreement will contain representations and warranties, covenants, and closing conditions customary for a transaction such as the Business Combination, including a condition that the Parties have received all required HSR or other regulatory approvals, if applicable (or the expiration of the applicable waiting period).

6.	Approval By Boards of Directors and Stockholders

Acquirer’s senior management team is enthusiastic about the potential Business Combination. The approval of Acquirer’s Board of Directors is required prior to execution of any Definitive Agreements. We expect that the Business Combination shall be submitted for approval to Ultralife’s Board of Directors and Stockholders.

7.	Survival of Representations and Warranties; Indemnification

The representations and warranties of the Parties and the covenants of the Parties required to be performed at or prior to Closing shall not survive the Closing. The Merger Agreement and all other agreements, letters and other documents executed and delivered in connection with the Business Combination, shall not contain any indemnification provisions regarding breaches of such representations, warranties and covenants.

The following Paragraph is the legally binding and enforceable agreement of the Parties.

8.	Confidential Information

During the course of discussing the possible Business Combination, each Party (“Disclosing Party”) may make available and disclose to the other Party (“Receiving Party”), information and materials, which are confidential, proprietary or which are considered to be a trade secret (hereinafter collectively “Information”). Information includes, but is not limited to, the discussion of the possible Business Combination, knowledge, information, samples, forecasts, financial information, current or historical data, computer programs, documentation, market and business research, studies and plans relating to employees or customers, suppliers or other vendors, particular products, machines, devices, processes, or services, such as, but not limited to, designs, formulae, manufacturing, assembly and user maintenance information, drawings, construction, performance and other specifications, materials and material specifications, procurement specifications, processes, methods, practices, know-how, show-how, electronic and computer files, notes, minutes and other technical and planning summaries, and all other information of the Disclosing Party, whether received on or after the date of this Indication of Interest, no matter how it is received or conveyed.

Both Parties acknowledge that the Information may contain material non-public information about the other Party and its business operations. Each Party expressly agrees that, during the period beginning on the date hereof until the date that is two years following the date hereof, it will not disclose any material non-public information about the Disclosing Party to any other person other than its directors, officers, employees, agents, potential and actual financing sources, advisors (including financial advisors, consultants, accountants and legal counsel) and affiliates and its affiliates’ respective directors, officers and employees (collectively, “Representatives”) who (a) have a need to know such Information for purposes of evaluating and discussing a possible Business Combination and (b) have been made aware of the confidentiality and nonuse obligations of this Paragraph as it relates to Information. The degree of care used in protection of the Information shall meet reasonable commercial standards and shall in no event be less than the degree of care that the Receiving Party applies to its own confidential or proprietary materials. In addition, Receiving Party agrees to not engage in any transactions involving the securities of the Disclosing Party while in possession of any material non-public information concerning the Disclosing Party or its business operations.

All Information supplied, including new product data, customer lists, marketing data, competitive information, documents and other information, including without limitation, tangible items of the Information that the Disclosing Party deems to be confidential, shall be and remain the property of the Disclosing Party and will not be used by the Receiving Party except as expressly authorized by this Indication of Interest. The Receiving Party agrees to not reverse engineer, reverse assemble or decompile the Disclosing Party’s products or Information.

The Receiving Party shall be responsible for any breach of confidentiality by its Representatives, unless such Representative has executed a separate confidentiality agreement for the benefit of the Disclosing Party. The Receiving Party shall use commercially reasonable efforts to return or destroy and cause its Representatives to return or destroy, all Information of the Disclosing Party upon written request of the Disclosing Party. The above restrictions shall not apply to Information (a) developed by the Receiving Party or its Representative independently of the Disclosing Party’s Information and can be proven as such by the Receiving Party; (b) obtained without restriction by the Receiving Party or its Representative from a third party who had a legal right to make the disclosure; (c) publicly available other than through a breach of this Agreement by the Receiving Party or its Representatives; or (d) known to the Receiving Party or its Representative at the time of its disclosure, without an existing duty to protect the Information, as proven by evidence of such Information in the Receiving Party’s files dated prior to the date of this Indication of Interest. Unless specifically authorized in writing by the Disclosing Party, the Receiving Party shall use Information solely for the purpose of evaluating and discussing the Business Combination.

No license is granted or implied by this Indication of Interest or by the provision of any Information furnished, relating to any trade secret, inventions, patents, patent applications, or copyrights now or hereafter obtained. Neither this Indication of Interest nor any Information furnished shall constitute a warranty or representation by either Party to the other regarding the accuracy, completeness or reliability of such Information, or with respect to the infringement of patent, copyright or other right of third parties, unless such warranty is expressly made in a subsequent agreement between the Parties.

Nothing in this Agreement shall grant to either Party the right to use any copyright, trade name or mark of the other Party in connection with any product, promotion or publication without the written consent of the other Party.

If the Receiving Party or its Representative is required to disclose by applicable law or to comply with any stock exchange or stock association rule any Information, then the Receiving Party or its Representative shall give prior written notice thereof to the Disclosing Party, to the extent permissible by law, and shall endeavor to afford the Disclosing Party the opportunity to take appropriate legal or other action in response to such.

EnerSys shall not solicit for employment or hire any Ultralife employees for a period of two (2) years after the date of this Indication of Interest.

EnerSys shall not, directly or indirectly, except in collaboration with or with the prior express written consent of Ultralife (a) enter into any transaction with any customer disclosed to, or introduced to, EnerSys by Ultralife (a “Restricted Customer”) which could have the effect of preventing Ultralife from receiving the full benefit of Ultralife’ s current relationship with such Restricted Customer, or (b) solicit a Restricted Customer to enter into any such transaction. Notwithstanding the foregoing, EnerSys shall not be prohibited from conducting business with any customer with whom it currently has a material level of sales as of the date of this Indication of Interest, provided that (i) Enersys does not use any of Ultralife’s Confidential Information, and (ii) the conduct of such business with any Restricted Customer does not reduce the amount of sales between Ultralife and such Restricted Customer, except where the parties are engaged in competitive bidding or public procurement processes.

The following Paragraph is the legally binding and enforceable agreement of the Parties.

9.	Public Disclosure

Without the prior written consent of the other Party, and unless required by law, rule or regulation or policy of any national securities exchange or similar regulatory body, neither Party shall make any disclosure (orally or in writing) prior to any consummation of the Business Combination regarding (a) the existence of or identity of the Parties, (b) the fact that Target and Acquirer are engaged in discussions or negotiations with respect to the proposed Business Combination and the fact that either Party has provided information to the other Party for its review, or (c) the subject matter or terms of this Indication of Interest. If a Party is required by law to make such a disclosure, it will (i) provide the other Party with prompt written notice prior to making such disclosure, and to the extent legally permissible the scope of the information that the disclosing Party intends to disclose, (ii) provide such other Party a reasonable opportunity to interpose an objection or obtain a protective order requiring that the Information so disclosed be used only for the purposes for which the order was issued, (iii) cooperate fully with the efforts of such other Party under (ii) above, as requested by such other Party, and (iv) minimize the extent of any such disclosure to the extent legally permitted.

10.	Non-Binding; Effect of Letter

Except for Paragraphs 8 and 9 above and Paragraph 12 below, the provisions set forth in this Indication of Interest shall not be binding upon the Parties, and this Indication of Interest is an expression of intent only. The statements of intent or understanding contained herein shall not be deemed to constitute any offer, acceptance or legally binding agreement, and such statements do not create any rights or obligations for or on the part of any Party to this Indication of Interest.

Each Party understands and agrees that no contract or agreement providing for any transaction between them shall be deemed to exist between them unless and until the Merger Agreement and all other Definitive Agreements required to be executed concurrently with the Merger Agreement have been executed and delivered. Each of Acquirer and Target agrees that neither will be under any legal obligation of any kind with respect to the Business Combination by virtue of this Indication of Interest, or any legal obligation to enter into any business or contractual relationship, investment or transaction by virtue of this Indication of Interest. In furtherance of the foregoing and for the avoidance of doubt, no obligation shall be created by this Indication of Interest for any party to negotiate in good faith (or any other standard that may be applicable under law) and each of the Parties (on behalf of itself and each of its Representatives) expressly waives and covenants not to sue in connection with the failure by any person to negotiate the Business Combination or the Definitive Agreements or any other transaction or agreements (whether in good faith or otherwise). Either Party may at any time, in its sole discretion, terminate the discussions and negotiations with the other Party in connection with the proposed Business Combination.

11.	[Omitted]

The following Paragraph is the legally binding and enforceable agreement of the Parties.

12.	Governing Law; Jurisdiction; Remedies

This Indication of Interest shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof to the extent that such principles would permit or require the application of the laws of another jurisdiction, and the Parties consent to the exclusive jurisdiction of the Delaware Court of Chancery (as well as to any courts to which an appeal may be taken from the Delaware Court of Chancery), for all disputes related hereto (or, if for any reason it shall be determined by such court that it does not have subject matter jurisdiction, any state or federal court in the State of Delaware). The Parties shall be entitled to seek equitable relief by way of one or more preliminary or permanent injunctions (i) restraining any act which would constitute a breach of Paragraphs 8 or 9 above or this Paragraph 12 or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach Paragraphs 8 or 9 above and/or this Paragraph 12, if the other Party breaches or threatens to breach any of Paragraphs 8 or 9 above and/or this Paragraph 12. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All other remedies available to the non-breaching Party at law or in equity are in addition to the remedies under this Paragraph 12. If either Party brings suit in order to enforce the terms of Paragraphs 8 or 9 above or this Paragraph 12, then the prevailing Party shall be entitled to recover its costs of suit, including the reasonable fees of its counsel. The Party bringing suit will be deemed to be the prevailing Party (i) in a case where only damages are sought, if all or any portion of those damages are awarded; (ii) in a case where only equitable relief is sought, if the relief sought is granted (each application for equitable relief being considered for this purpose as a separate action), or (iii) in a case where both damages or equitable relief are sought, if either all or a portion of the damages are awarded or any of the equitable relief sought is granted. The Party defending suit will be deemed to be the prevailing Party (i) in a case where only damages are sought, if no portion of those damages are awarded; (ii) in a case where only equitable relief is sought, if the relief sought is not granted (each application for equitable relief being considered for this purpose as a separate action), or (iii) in a case where both damages or equitable relief are sought, if no portion of the damages are awarded and none of the equitable relief sought is granted. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LAWSUIT, PROCEEDING OR ACTION TO ENFORCE OR DEFEND ANY RIGHT OR OBLIGATION UNDER THIS INDICATION OF INTEREST AND AGREES THAT ANY LAWSUIT, PROCEEDING OR ACTION WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

Conclusion

We believe the proposed Business Combination contemplated by this Indication of Interest will represent a compelling opportunity for Ultralife, its shareholders, employees, customers, and other stakeholders. As discussed, EnerSys is committed to pursuing the potential Business Combination in a friendly, constructive, and efficient manner We would welcome the opportunity to discuss our proposal in greater detail and to coordinate a mutually convenient time to review next steps. The proposed Business Combination is a high priority for EnerSys, and we look forward to your timely response.

Should you have any questions regarding this letter, please contact John Andrews, Director of Strategy and M&A, by email at john.andrews@enersys.com or by phone at (835) 259-8353.

Sincerely,

John Andrews

Director of Strategy and M&A

Acknowledged and accepted as of July 14, 2026

ULTRALIFE CORPORATION

Name: Phil Fain

Title: CFO & Treasurer